ADMINISTRATION AGREEMENT

SCHEDULE A

Listing of Fund(s)

SPDR SSgA Multi-Asset Real Return ETF

SPDR SSgA Income Allocation ETF

SPDR SSgA Global Allocation ETF

SPDR Blackstone/GSO Senior Loan ETF

SPDR SSgA Ultra Short Term Bond ETF

SPDR MFS Systematic Core Equity ETF

SPDR MFS Systematic Growth Equity ETF

SPDR MFS Systematic Value Equity ETF

SPDR SSgA Risk Aware ETF

State Street Clarion Global Infrastructure & MLP Portfolio

SPDR DoubleLine Total Return Tactical ETF

Dated: February 20, 2015